UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

MDxHealth SA

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68404V100

(CUSIP Number)

MVM Partners LLP 30 St. George Street London, United Kingdom W1S SFH Attn: Neil Akhurst	Troutman Pepper Hamilton Sanders LLP 400 Berwyn Park 899 Cassatt Road Berwyn, PA 19312 Attn: Scott Jones, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 58286E102 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the Nasdaq Capital Market under the symbol “MDXH.” Each American Depositary Share represents the right to receive ten Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 58286E102

1	NAMES OF REPORTING PERSONS
MVM Partners LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,504,584

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,504,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,504,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.8% (2)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

(1) Consists of (i) 25,805,845 Ordinary Shares (as defined below) and 898,147 ADSs representing 8,981,470 Ordinary Shares held by MVM V LP (as defined below) and (ii) 532,079 Ordinary Shares and 18,519 ADSs representing 185,190 Ordinary Shares held by MVM GP (as defined below).

(2) Based on 155,969,226 Ordinary Shares outstanding following the Issuer’s initial public offering of ADSs, as disclosed in the final prospectus for such offering filed with the Securities and Exchange Commission on November 5, 2021.

CUSIP No. 58286E102

1	NAMES OF REPORTING PERSONS
MVM V LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,787,315

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,787,315

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,787,315

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.3% (2)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

(1) Consists of 25,805,845 Ordinary Shares (as defined below) and 898,147 ADSs representing 8,981,470 Ordinary Shares.

(2) Based on 155,969,226 Ordinary Shares outstanding following the Issuer’s initial public offering of ADSs, as disclosed in the final prospectus for such offering filed with the Securities and Exchange Commission on November 5, 2021.

CUSIP No. 58286E102

1	NAMES OF REPORTING PERSONS
MVM GP (No.5) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
717,269

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
717,269

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
717,269

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.46% (2)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

(1) Consists of 532,079 Ordinary Shares and 18,519 ADSs representing 185,190 Ordinary Shares.

(2) Based on 155,969,226 Ordinary Shares outstanding following the Issuer’s initial public offering of ADSs, as disclosed in the final prospectus for such offering filed with the Securities and Exchange Commission on November 5, 2021.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the ordinary shares, no par value (the “Ordinary Shares”), issued by MDxHealth SA, a public limited liability company incorporated in the form of a naamloze vennootschap/société anonyme under Belgian law (the “Issuer”). The principal executive offices of the Issuer are located at CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of (i) MVM Partners LLP (“MVM Partners”), (ii) MVM V LP (“MVM V”), and (iii) MVM GP (No. 5) LP (“MVM GP”, collectively with MVM V, the “Funds” and collectively with MVM Partners and MVM V, the “Reporting Persons”).

MVM Partners provides investment advisory services to the Funds, which directly hold the shares of Common Stock reflected as being beneficially owned by the Funds herein, and in such capacity MVM Partners has voting and dispositive power over such shares. Investment decisions for the Funds are made by an investment committee at MVM Partners which consists of five individuals. No single individual member of the Investment Committee, or any other individual at MVM Partners, has the power to unilaterally make investment decisions for MVM Partners or the Funds or to direct the voting or disposition of the shares.

Dr. Eric Bednarski, an investment manager and partner at MVM Partners, is a member of the board of directors of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated December 27, 2021, a copy of which is attached hereto as Exhibit 1.

The principal business address and principal office of the Reporting Persons is 30 St. George Street, London, United Kingdom W1S SFH. The principal business of MVM Partners and each Fund is making and managing growth equity-focused investments.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or entity or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On November 8, 2021, the Issuer closed a public offering (the “Offering”) of American Depository Shares (“ADSs”) at a price of $12.00 per ADS. Each ADS represents ten Ordinary Shares of the Issuer.

MVM V purchased its 25,805,845 Ordinary Shares at various times from May 2020 through January 2021 and 898,147 ADSs representing 8,981,470 Ordinary Shares in the Offering. All purchases were for cash.

MVM GP purchased its 532,079 Ordinary Shares at various times from May 2020 through January 2021 and 18,519 ADSs representing 185,190 Ordinary Shares in the Offering. All purchases were for cash.

Item 4.	Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them, (iii) to undertake an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the shares of Common Stock not held by the Reporting Persons or a merger, acquisition, consolidation or other business combination or reorganization involving the Issuer, (iv) to engage in any hedging or similar transactions with respect to securities of the Issuer; or (v) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer and currency fluctuations.

Other than as described above in this Item 4, no Reporting Person has any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	The information contained in the cover pages of this Schedule 13D is incorporated herein by reference. The percentages used in this Schedule 13D are calculated based upon on a total of 155,969,226 Ordinary Shares outstanding following the Issuer’s initial public offering of ADSs, as disclosed in the final prospectus for such offering filed with the Securities and Exchange Commission on November 5, 2021.

Each of the Reporting Persons may be deemed a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(c)	Other than as described herein and elsewhere in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock during the past sixty (60) days.

(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joint Filing Agreement

The Reporting Persons are parties to a Joint Filing Agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. The Joint Filing Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

1	Joint Filing Agreement, dated December 27, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2021	MVM Partners LLP

	By:	/s/ Neil Akhurst
	Name:	Neil Akhurst
	Title:	Partner

MVM V LP
By: MVM Partners LLP, its Fund Manager
	By:	/s/ Neil Akhurst
	Name:	Neil Akhurst
	Title:	Partner

MVM GP (No. 5) LP
By: MVM Partners LLP, its Fund Manager
	By:	/s/ Neil Akhurst
	Name:	Neil Akhurst
	Title:	Partner